Shareholders should note that the financial information included on pages 36 and 39 of the presentation materials attached as Exhibit 99.1 has not been audited and does not comply with either U.S. or Canadian generally accepted accounting principles. Rand has filed a Schedule 14A in connection with its proposed acquisition of Lower Lakes containing audited financial statements that do comply with U.S. generally accepted accounting principles. Shareholders should refer to the audited financial statements included in the Schedule 14A in determining whether or not to vote in favor of Rand's proposed acquisition of Lower Lakes rather than the financial information included in Exhibit 99.1.

The financial information included in Exhibit 99.1 was prepared by Lower Lakes' management in connection with the marketing of Lower Lakes for sale, and was intended to serve only as a general financial overview of Lower Lakes. The financial information was derived by Lower Lakes' management by combining the separate historical financial statements for Lower Lakes, its subsidiary, Lower Lakes Transportation Company and its investee, Grand River Navigation Company, Inc. The product of this combination exercise and other accounting and presentation methodologies employed by Lower Lakes' management did not result in financial information that complied with generally accepted accounting principles. Accordingly, there can be no assurance that the financial information presented in Exhibit 99.1 is reflective of the financial position or results of operations of Lower Lakes determined in accordance with generally accepted accounting principles.

At the time this Form 8-K was originally filed, Rand believed that inclusion of the financial information in its shareholder presentation would assist shareholders with obtaining a preliminary understanding of the proposed Lower Lakes acquisition. Rand determined to include its shareholder presentation material as Exhibit 99.1 to this Form 8-K in order to comply with regulations under federal securities laws applicable to selective disclosure of information and solicitation of shareholders before furnishing of a proxy statement. As audited financial statements that are fully compliant with U.S. generally accepted accounting principles are now available as part of Rand's Schedule 14A, Rand management does not believe that shareholders should utilize the financial information included in Exhibit 99.1 for any purpose, including in determining whether or not to vote in favor of Rand's proposed acquisition of Lower Lakes.

[PROPOSED APB 20 DISCLOSURE]

Rand proposes including the disclosure described below in the section of the Schedule 14A entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Lower Lakes"

1. An introduction of the financial information previously provided on Form 8-K and the reasons it is not in conformity with US GAAP;

2. A detailed description of the errors in the Form 8-K financial information grouped into three categories:

     a. Material errors in presentation or the accounting for certain transactions and their individual effect on income;

     b. Immaterial errors in presentation or accounting for certain transactions and the aggregate effect on income; and

     c. Reclassification adjustments resulting from more detailed presentation in the audited financial statements as compared to the presentation of selected information or condensed information previously provided in the Form 8-K.

3. A table presenting the restatement of the three years of selected statement of operations information provided in the Form 8-K, to the extent there is a GAAP equivalent, in six columns entitled: "2005 reported"; "2005 restated"; "2004 reported"; "2004 restated"; "2003 reported"; and "2003 restated; and

4. A table presenting the restatement of the March 31, 2005 balance sheet information provided in the Form 8-K in two columns entitled: "2005 as presented" and "2005 as restated".

Reconciliation of financial information included in Form 8-K filed September 7, 2005 to audited financial statements included in Schedule 14A filed January 13, 2006

As requested by the Staff, the following is a reconciliation of selected financial information of Lower Lakes Towing Ltd. contained in Exhibit 99.1 to Rand Acquisition Corporation's Form 8-K filed September 7, 2005 to the audited financial statements of Lower Lakes for the years ended March 31, 2005, 2004 and 2003 included in the Schedule 14A filed by Rand Acquisition Corp. on January 13, 2006. All amounts are presented in thousands of US dollars.

The selected financial information in Exhibit 99.1 to the Form 8-K was derived from unaudited, combined, Lower Lakes' management-prepared, Canadian GAAP financial statements of Lower Lakes and its subsidiary, Lower Lakes Transportation Company, and equity investee, Grand River Navigation Company, Inc. Rand's Schedule 14A contains US GAAP audited consolidated financial statements of Lower Lakes. The differences between the two sets of financial data are reconciled below.

Lower Lakes did not have US GAAP consolidated financial statements available until filing of the preliminary proxy. When compared to US GAAP requirements for financial statements for public companies, the financial information contained in Form 8-K contains differences that can only be described as "errors" under APB 20. The errors can be categorized as follows:

a) Material errors in presentation or the accounting for certain transactions;
b) Immaterial errors in presentation or accounting for certain transactions; and
c) Reclassification adjustments resulting from more detailed presentation in the audited financial statements as compared to the presentation of selected information or condensed information previously provided on Form 8-K.

The following tables reconcile the financial information contained on Form 8-K to the GAAP equivalent in the audited financial statements contained in Schedule 14A if a GAAP equivalent exists.

Income statement information reconcilation

Description	Year ended March 31,			
	2005	2004	2003	Notes
1 "Net Revenue" as presented in 8-K	44,872	35,383	27,100	
	1,057	714	127	(i)
	6,258	2,384	-	(ii)
	(77)	69	-	(iii)
"Revenue" as presented in the audited financial statements	52,110	38,550	27,227	
2 "Operating expenses" as presented in 8-K	31,533	26,667	19,099	
	1,057	714	127	(i)
	(350)	-	-	(iv)
	(30)	97	-	(iii)
"Vessel operating expenses" as presented in the audited financial statements	32,210	27,478	19,226	
3 Outside vessel charter fees (not presented separately in 8-K but netted against outside vessel revenue in 8-K)	-	-	-	
	6,180	2,363	-	(ii)
	6,180	2,363	-	

| | | Year ended March 31, | | |
Description	2005	2004	2003	Notes
4 "Operating Margin" as presented in 8-K (non-GAAP measure)	13,339	8,716	8,001	
Total above adjustments (i) to (iv)	381	(7)	-	
Not shown in the audited financial statements (for comparative purposes only)	13,720	8,709	8,001	
5 'Winter Work" as presented in 8-K	1,638	1,430	1,027	
	30	-	-	(iii)
"Repairs and maintenance" as presented in the audited financial statements	1,668	1,430	1,027	
6 "Administration" as presented in 8-K	2,277	2,396	1,594	
	144	-	-	(iii)
"Administration" as presented in the audited financial statements	2,421	2,396	1,594	
7 "EBITDA" as presented in 8-K (non-GAAP measure)	9,424	4,890	5,381	
Total of adjustments (i) to (iv)	207	(7)	-	
Not shown in audited financial statements (for comparative purposes only)	9,631	4,883	5,381	
8 "Adjusted EBITDA" as presented in 8-K (non-GAAP measure)	9,673	6,946	5,168	
Total of adjustments (i) to (iv)	207	(7)	-	
Not shown in audited financial statements (for comparative purposes only)	9,880	6,939	5,168	
9 "Depreciation and amortization"	4,816	4,390	3,074	
	150	50	-	(iv)
	(259)	-	-	(viii)
	47	67	60	(iii)
Total of "depreciation" and "amortization" lines in the audited financial statements	4,754	4,507	3,134	
10 "Capital Expenditures"	3,626	3,330	2,250	
		(739)	(1,154)	(x)
	-	-	520	(xi)
	-	1,550	-	(xii)
	-	2,200	-	(iv)
"Purchase of capital assets" presented in Statements of Cash flows" in the audited financial statements	3,626	6,341	1,616	

Balance sheet reconciliation - assets

Description	March 31, 2005	Note
1 Cash (netted against long-term debt and not presented separately in 8-K)	-	
	644	(v)
"Cash" as presented in the audited financial statements	644	
2 Cash reserved for repairs and drydock (netted against bank indebtedness and long-term debt and not presented separately in 8-K)	-	
	2,191	(v)
"Cash reserved for repairs and drydock" as presented in the audited financial statements	2,191	
3 "Accounts Receivable" as presented in 8-K	1,475	
	156	(vi)
	55	(iii)
"Accounts receivable" as presented in the audited financial statements	1,686	
4 "Prepaid Expenses & Other Current Assets" as presented in 8-K	1,863	
	(16)	(iii)
"Prepaid expenses and other current assets" as presented in the audited financial statements	1,847	
5 Current deferred income taxes (not presented separately in 8-K)	-	
	69	(vii)
"Deferred income taxes" (current) as presented in the audited financial statements	69	
6 "Total Current Assets" as presented in 8-K	3,338	
Total of adjustments in balance sheet items 1 to 5	3,099	
Total of current assets as presented in the audited financial statements	6,437	
7 "Capital Assets" as presented in 8-K	34,177	
	2,000	(iv)
"Capital Assets" as presented in the audited financial statements	36,177	
8 "Deferred Charges" as presented in 8-K	5,768	
	(438)	(viii)
"Deferred drydock and financing costs" as presented in the audited financial statements	5,330	
9 "Deferred Income Taxes and Other Assets" as presented in 8-K	3,524	
	2,160	(vii)
"Deferred Income Taxes" (long-term) as presented in the audited financial statements	5,684	
10 "Total Assets" as presented in 8-K	46,807	
Total of adjustments to balance sheet items 1 to 9	6,821	
Total assets as presented in the audited financial statements	53,628	

Balance sheet reconciliation – liabilities and shareholders' deficiency

Description	March 31, 2005	Notes
11 Bank indebtedness (included with long-term debt in 8-K and not presented separately)	-	
	512	(v)
"Bank indebtedness" as presented in the audited financial statements	512	
12 "Accounts Payable & Accrued Liabilities" as presented in 8-K	6,213	
	156	(vi)
	25	(iii)
Total of "Accounts payable" and "Accrued liabilities" lines as presented in the audited financial statements	6,394	
13 Deferred income taxes (current – not presented separately in 8-K)	-	
	475	(vii)
"Deferred income taxes" (current) as presented in the audited financial statements	475	
14 "Current Portion of Long-Term Debt" as presented in 8-K	2,035	
	350	(iv)
Total of "Current portion of long-term debt" and "Current portion of long-term obligations – vessel lease" lines as presented in the audited financial statements	2,385	
15 "Long-Term Debt, Net of Cash" as presented in 8-K	36,976	
	2,325	(v)
	1,786	(iv)
Total of "Long-term debt – Senior" and "Long-term debt – subordinated" lines as presented in the audited financial statements	41,087	
16 "Deferred Income Taxes" (long-term) as presented in 8-K	988	
	2,347	(vii)
"Deferred income taxes" as presented in the audited financial statements	3,335	
17 Convertible notes (classified with equity in 8-K)	-	
	9,670	(ix)
"Convertible notes" (classified as a liability in the audited financial statements)	9,670	
18 "Total Liabilities" as presented in 8-K	37,964	
Total of adjustments to balance sheet items 15 to 17	16,128	
Total liabilities as presented in the audited financial statements	54,092	
19 "Shareholders' Equity" as presented in 8-K	595	
	(9,670)	(ix)
	(438)	(viii)
	(593)	(vii)
	(124)	(iii)
Total Shareholder's deficiency presented in the audited financial statements	(10,230)	

(i)

Description of errors

    (i)   Fuel surcharges were included at gross amounts in the audited financial statements in accordance with EITF 99-19. The financial information in Form 8-K presented fuel surcharges as a reduction in fuel expenses which is not in compliance with EIFT 99-19. This is a presentation error in the Form 8-K financial information.

    (ii)   Outside voyage charter revenue and expenses were presented on a net basis in the Form 8-K financial information which is not in compliance with EITF 99-19. The revenue and expenses for outside voyage charter revenue were presented at their gross amounts in the audited financial statements. This is a presentation error in the Form 8-K financial information.

    (iii)   Such adjustments represent the correction of immaterial consolidation, presentation and reclassification errors in the Form 8-K financial information which were corrected in the production by the Company of final US GAAP audited financial statements. None of the errors individually or in the aggregate were material to the audited financial statements.

    (iv)   A vessel lease (M/V Manistee) was reclassified from an operating lease to a capital lease in the audited financial statements. The related depreciation expenses for capital lease classification not previously recorded were $150,000 and $50,000 in 2005 and 2004, respectively. Lease payments for the Manistee commenced in the first quarter of 2005. The Form 8-K financial information erroneously included $350,000 in operating lease expenses that were corrected in the audited financial statements as a result of the classification of the lease to a capital lease.

    (v)   The balance sheet financial information presented cash, bank indebtedness and long-term debt together in the Form 8-K. The purpose of netting the information was for investor presentation purposes. The audited financial statements present cash, bank indebtedness and long-term debt at their gross amounts on the consolidated balance sheet. This was a presentation error in the balance sheet financial information contained in the Form 8-K.

    (vi)   The balance sheet information contained in the Form 8-K presented the amount receivable from the Canadian Revenue Agency relating to the Goods and Services Tax filings in accounts payable. The audited financial statements presented such amounts with accounts receivable. This was a presentation error in the balance sheet information contained in the Form 8-K.

    (vii)   The balance sheet information presented in the Form 8-K contained errors in the balances related to deferred taxes and tax payable provisions. The accounting for deferred and current income taxes was corrected in the audited financial statements contained in Schedule 14A.

    (viii)   The balance sheet information presented in the Form 8-K contained errors in the balances of deferred financing costs related to previous debt extinguishment transactions and the related amortization expenses. The accounting for debt extinguishments and the impact on deferred financing costs and amortization expenses was corrected in the audited financial statements contained in Schedule 14A.

    (ix)   The balance sheet information contained in the Form 8-K presented the convertible notes with equity. The convertible notes were classified as a liability in the audited financial statements. This was a presentation error in the balance sheet information contained in the Form 8-K.

    (x)   The selected cash flow information relating to investing activities in the Form 8-K presented drydock expenditures as an investing activity. Drydock expenditures were reclassified to the operating section of the cash flow statement presented in the audited financial statements contained in Schedule 14A. This was a presentation error in the selected cash flow information included in Form 8-K.

(xi)   The selected cash flow information relating to investing activities in the Form 8-K presented an asset held for disposal as a capital expenditure. This was an error in the Form 8-K selected cash flow information.

(xii)   The selected cash flow information relating to investing activities in the Form 8-K excluded the capital expenditure for the asset addition associated with the Michipicoten vessel. This was an error in the Form 8-K selected cash flow information for capital expenditures.